UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 1-12260

Coca-Cola FEMSA, S.A.B. de C.V.

(Exact name of the Registrant as specified in the charter)

Calle Mario Pani No. 100,

Santa Fe Cuajimalpa,

Cuajimalpa de Morelos,

05348, Ciudad de México,

México

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

This report on Form 6-K shall be deemed to be incorporated by reference into the Registration Statement on Form F-3ASR of Coca-Cola FEMSA, S.A.B. de C.V. (No. 333-267425), Propimex, S. de R.L. de C.V. (No. 333-267425-06), Comercializadora La Pureza de Bebidas, S. de R.L. de C.V. (No. 333-267425-05), Grupo Embotellador Cimsa, S. de R.L. de C.V. (No. 333-267425-04), Controladora Interamericana de Bebidas, S. de R.L. de C.V. (No. 333-267425-02), Refrescos Victoria del Centro, S. de R.L. de C.V. (No. 333-267425-03) and Yoli de Acapulco, S. de R.L. de C.V. (No. 333-267425-01) and the related prospectus supplement dated as of May 1, 2025.

Exhibits

Exhibit 4.1 -	Eleventh Supplemental Indenture

Exhibit 4.2 -	Form of 5.100% Global Note due 2035 (included in Exhibit 4.1)

Exhibit 5.1 -	Opinion of Cleary Gottlieb Steen & Hamilton LLP, special U.S. counsel to Coca-Cola FEMSA, S.A.B. de C.V.

Exhibit 5.2 -	Opinion of Carmen Beatriz Meza Aragón, assistant general counsel of Coca-Cola FEMSA, S.A.B. de C.V.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 6, 2025

Coca-Cola FEMSA, S.A.B. de C.V.

By:	/s/ Gerardo Cruz Celaya
Gerardo Cruz Celaya
Chief Financial Officer